Registration File No. 333-186888

Supplementing the Preliminary

Prospectus Supplement

dated March 4, 2014

PRICING TERM SHEET

THE AES CORPORATION

March 4, 2014

$750,000,000 5.500% Senior Notes due 2024

Summary of Terms

Issuer:	The AES Corporation

Issue:	Senior Notes

Maturity:	March 15, 2024

Principal Amount:	$750,000,000

Price to Public:	100.000%

Gross Spread:	1.000%

Net Proceeds:	$742,500,000

Coupon (Interest Rate):	5.500%

Yield to Maturity:	5.500%

Spread to Benchmark Treasury:	T + 282bps

Benchmark Treasury:	UST 2.75% due February 15, 2024

Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2014

Change of Control:	Investor put at 101%

Optional Redemption:	On and after March 15, 2019, the Issuer may redeem all or part of the notes, on one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on March 15 of the years indicated below:

Year	Price

2019	102.750%
2020	101.833%
2021	100.917%
2022 and thereafter	100.000%

At any time prior to March 15, 2019, the Issuer may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the applicable make-whole premium (T+50).

Bookrunners:	Goldman, Sachs & Co. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. SG Americas Securities, LLC

Trade Date:	March 4, 2014

Settlement Date (T+3):	March 7, 2014

CUSIP / ISIN	00130H BU8 / US00130HBU86

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by facsimile at (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc. c/o

Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Delivery Dept., One Madison Avenue, New York, NY 10010 or telephone at (800) 221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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